December 22, 2006

                                                    Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
                                                   New York, New York 10019-5820

                                                         Main Tel (212) 506-2500
                                                         Main Fax (212) 262-1910
                                                          www.mayerbrownrowe.com

                                                                PAUL A. JORISSEN
                                                                         Partner
                                                       Direct Tel (212) 506-2555
                                                       Direct Fax (212) 849-5555
                                                    pjorissen@mayerbrownrowe.com

BY EDGAR & COURIER
------------------

Susan C. Block
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:  Securitisation Advisory Services Pty. Limited
Response to Comment Letter dated December 14, 2006 to
Registration Statement (File No. 333-136516)

Dear Ms. Block:

On behalf of Securitisation Advisory Services Pty. Limited (the "Registrant"),
we submit this letter in response to the comments in your letter dated December
14, 2006 relating to the above-referenced registration statement and to the comments made during the conference between us on December 19, 2006. For your convenience, we are enclosing two courtesy copies of the Registration Statement in printed format. The versions of prospectus supplement and base prospectus contained in the courtesy copies are clean and marked to indicate changes from the previous filing.

General
-------

         We note your response to our prior comment 4. From your disclosure and your response, it does not appear to us that Securitisation Advisory
         Services Pty Limited is the depositor under Regulation AB. On a factual basis, please tell us which entity is responsible for receiving or purchasing and transferring or selling the pool assets to the issuing entity. Refer to Item 1101(e) of Regulation AB. It appears to us that
         Commonwealth Bank of Australia, the sponsor, may be the depositor.
         Refer to the second sentence of Item 1101(e) of Regulation AB. Please tell us why you do not believe Commonwealth Bank of Australia is the depositor. In your response, please address how, if at all, the transfer of assets between the Disposing Trust and Acquiring Trust
         (discussed at page 5 of the base prospectus) affects your analysis of which entity you believe is the depositor. Consider adding these trusts to your structural diagram at page S-5.

         RESPONSE: As discussed during the conference, the historical position of the Registrant and similarly situated issuers (following consultations with the Staff) was to deem the manager to be the issuer of the securities and for the manager to sign registration statements and Exchange Act reports. This position is based on the definition of issuer as it is contained in Section
2(a)(4) of the Securities Act, which defines the term "issuer" to mean in relevant part: "every person

       Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London
              Los Angeles New York Palo Alto Paris Washington, D.C.
     Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Susan C. Block
December 22, 2006

who issues or proposes to issue any security; except that with respect to . . .
collateral trust certificates, or with respect to certificates of interest or shares in an unincorporated investment trust not having a board of directors (or persons performing similar functions) . . . the term "issuer" means the person or persons performing the acts and assuming the duties of depositor OR MANAGER pursuant to the provisions of the trust or other agreement or instrument under which such securities are issued. . ." (emphasis added).

         Also, as discussed during the conference, there would be domestic bank regulatory implications if Commonwealth Bank of Australia were deemed the depositor, as this could cause it to contravene certain Australian prudential standards. As noted in the Response Letter of the Registrant dated December 4,
2006, the proposing release to Regulation AB states that Regulation AB is intended to codify and consolidate existing interpretive positions and the proposing release also states that asset-backed securities issued by a foreign issuer or that are backed by foreign assets raise special issues due to potential differences in the legal and regulatory regime of the relevant home jurisdiction.

         Following our conference with the Staff, we have revisted the relevant definitions in Regulation AB and the agreements that govern the transaction related to this issue. As a result, we have concluded that the Manager should be treated as the Sponsor and the Depositor.

         Item 1101(l) of Regulation AB classifies the Sponsor as the person who organizes and initiates an asset-backed securities transaction by selling or transferring assets, EITHER DIRECTLY OR INDIRECTLY, INCLUDING THROUGH AN
AFFILIATE, to the issuing entity (emphasis added). On a factual basis, the manager organizes and initiates an asset-backed securities transaction by selling or transferring assets to the issuing entity within the terms of Item
1101(l) (directly through the initial capital contribution to the trust and indirectly through its affiliate, Commonwealth Bank of Australia, in relation to the housing loans). The Master Trust Deed that established the Medallion trust program was entered into by the Manager and the Issuer Trustee (Commonwealth
Bank of Australia is not a party to that agreement), while Section 8 of the
Master Trust Deed states that the Manager has the power to negotiate the terms and conditions of the issue of securities and direct the Issuer Trustee to issue the securities on those conditions, therefore the Manager can be said to initiate transactions. The Manager provides the initial capital contribution to form each trust pursuant to Section 2 of the Series Supplement and given that the Manager is an affiliate of the originator (it is a wholly-owned subsidiary of Commonwealth Bank of Australia), it satisfies the definition of Sponsor for purposes of Regulation AB.

Susan C. Block
December 22, 2006

         Item 1101(e) of Regulation AB provides that in a structure like this one, the sponsor is the depositor. It states that "For asset-backed securities transactions where there is not an intermediate transfer of assets from the sponsor to the issuing entity, the term depositor refers to the sponsor."
Accordingly, we conclude that the Manager is the Depositor.

         The fact that Medallion trusts are created at the direction of the
Manager is also consistent with the definition of Issuing Entity under
Item 1101(f) of Regulation AB, which provides that "Issuing Entity means THE
TRUST CREATED AT THE DIRECTION OF THE SPONSOR OR DEPOSITOR that owns or holds the pool assets and in whose name the asset-backed securities supported or serviced by the pool assets are issued." (emphasis added)

         Disclosure has been added to the "The Sponsor, Manager and Depositor"
section of the Prospectus Supplement that clarifies the basis for the classification of the Manager as Sponsor and Depositor. The Registration
Statement has also been revised so as to provide the disclosure in relation to the Manager that is required under Item 1104 of Regulation AB. Commonwealth Bank of Australia and Homepath are classified as Originators in the revised
Registration Statement and disclosure in conformity with the requirements of
Item 1110 of Regulation AB will be provided in relation to those entities.

         In relation to the question regarding Acquiring and Disposing Trusts, these trusts do not affect the analysis of who the Depositor is for purposes of
Regulation AB. This concept permits a Medallion trust to transfer trust assets into another Medallion trust in return for a transfer amount. A practical use for this concept would be to facilitate the redemption of the notes for a particular issuance (once the conditions to that redemption are satisfied) by enabling the relevant Medallion trust to transfer assets to another Medallion
Trust. The proceeds from the transfer would then be used to fund the redemption of the notes.

Prospectus Supplement, page S-93
--------------------------------

         We note your response to our prior comment 5 and your revised disclosure here. Please clarify in your bracketed disclosure that the party you are referring to that Item 1114 information may be required for is a counterparty that could be contingently liable to provide payments supporting the money market notes to enable the notes to be
         Rule 2a-7 eligible notes, as you have described on a supplemental basis in your response to us.

         RESPONSE: This change has been made as requested.

If you have any questions concerning the Registration Statement, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Paul A. Jorissen
Paul A. Jorissen